Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months				Six months
	ended June 30,				ended June 30,
	2010		2009		2010		2009

Net income (loss)	$(118)		$(291)		$(143)		$141

Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net income (loss) allocable to Class A Unit Holders	$(118)		$(291)		$(143)		$141

Class A Units outstanding	7,500		7,500		7,500		7,500

Net income (loss) per Class A Unit	$(0.02)		$(0.04)		$(0.02)		$0.02

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